SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayers’ Identification (CNPJ/MF) # 02.808.708/0001-07
Companies Registrar (NIRE) 35.300.157.770

Publicly-held Company

AMBEV AND INBEV (NEW NAME FOR INTERBREW)
COMPLETE A COMBINATION THAT WILL HARNESS
STRENGTHS OF BOTH COMPANIES TO GENERATE VALUE
FOR ALL SHAREHOLDERS
THE COMBINATION ESTABLISHES THE WORLD’S LARGEST BEER PLATFORM
AMBEV COMPLETES THE MERGER OF
LABATT BREWING COMPANY LIMITED

Companhia de Bebidas das Américas (AmBev) (Bovespa: AMBV3, AMBV4; and NYSE: ABVc, ABV) announces the closing of the transactions with Interbrew S.A. (Euronext: INTB) announced on March 3, 2004. The combination between AmBev and InBev, the new name of Interbrew, establishes the world’s largest beer platform.

The transactions involved the merger of an indirect holding company of Labatt Brewing Company Limited. (“Labatt Canada”) into AmBev (the “Merger”), as well as the contribution of all shares of an indirect holding company of AmBev into InBev, in consideration for newly issued shares of InBev (the “Contribution”). The Merger was approved with the majority of the votes cast at the AmBev extraordinary meeting of the shareholders, and the Contribution was approved with the majority of the votes cast at the Interbrew extraordinary meeting of the shareholders.

Commenting on the closing, Victório Carlos de Marchi, Co-Chairman of AmBev’s Board of Directors and Chairman of the Fundação Antonio e Helena Zerrenner, said: “We are pleased to have finalized the combination with Interbrew and are excited about its prospects. Labatt Canada is an ideal North American complement to AmBev’s existing businesses, and our team brings the proven skills and experience to enhance its brands and operations, generating significant synergies. We are confident that our new global platform will also present significant opportunities to leverage AmBev flagship brands Brahma and Guaraná Antarctica in new and attractive markets”.

InBev’s Chief Executive Officer, John Brock said, “We are excited to have formed the world’s premier brewer. The companies’ full range of international beers means we are well positioned to build on our combined track record of success. We can now focus on delivering value to customers, consumers, employees and shareholders. I truly look forward to leading a unified world class management team, building on the best from both companies. As the only true global brewer, we are already the biggest. We aim to be the best.

AmBev’s headquarters remain based in São Paulo, Brazil.

Strategic Rationale

The combination brings together AmBev, the world’s fifth largest brewer, and the one with the highest EBITDA margin, with approximately 67% of the Brazilian market and leadership positions throughout Latin America, with Interbrew, the world's third largest brewer with sales in over 140 countries and a ten year track record of delivering one of the best compounded EPS growths in the industry, of 24.6%.

With the merger of Labatt Canada, AmBev will be well-positioned in the profitable Canadian beer market. Labatt Canada has a 43% market share, with domestic sales of 9.1 million hectoliters per year. As it has done with its other international operations, AmBev plans to leverage its unique performance-driven corporate culture, which has a proven track record of operational excellence and delivering results, to fully seize the opportunity that Labatt Canada presents.

Management of AmBev expects that the Merger will generate US$ 190 million in synergies per year . In addition to the synergies identified, Labatt Canada’s strong cash generation in stable currency improves significantly AmBev’s credit profile.

Transaction Details

On March 3, 2004 AmBev and Interbrew announced a combination involving the two companies, which has been implemented through a series of steps.

  InBev issued 141.712 million new shares in exchange for 100% of the capital stock of Tinsel Investments S.A. (“Tinsel”) which, in turn, through the control of Braco Investimentos S.A. (“Braco”) and Empresa de Administração e Participações S.A. - ECAP (“ECAP”), owns indirectly 22.5% of the total share capital and 52.8% of the voting share capital of AmBev.

  BRC S.à r.l (“BRC”), the former controlling shareholder of Tinsel, contributed all of its InBev shares received pursuant to the capital increase referred to above to the Stichting Interbrew (“Stichting”) in exchange for 141,712,000 Stichting certificates. The 321,712,000 InBev shares currently held by the Stichting represent approximately 56% of all issued and outstanding shares of InBev, and are subject to a shareholders’ agreement signed among the Stichting and its partners (BRC, Eugénie Patri Sébastien (“EPS”), and an affiliate of EPS, Rayvax Société d'Investissements S.A.), which addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev and the transfers of interests in the Stichting and InBev.

  Labatt Brewing Canada Holding Ltd, which indirectly owns 100% of Labatt Canada, was merged into AmBev in exchange for 19,264,363,201 newly issued shares, being 7,866,181,882 common shares and 11.398.181.319 preferred shares, representing approximately 33.5% and 34.4% of AmBev’s voting and total capital, respectively.

Following the closing of the deal, and in accordance with Brazilian law, InBev will carry out a Mandatory Tender Offer (MTO) for the remaining common shares of AmBev.

As announced on March 3, the Fundação Antonio e Helena Zerrenner will remain a party to the shareholders agreement of AmBev, together with Braco and ECAP, which shareholders agreement will remain in force until 2019.

Management Structure

Management of both companies have already demonstrated the ability to consistently achieve growth, control costs and integrate new businesses. Together they bring a shared knowledge of best practices that will benefit the combined operations.

AmBev will have two Co-Chief Executive Officers, Carlos Brito for North America and Luiz Fernando Edmond for Latin America, both reporting to the AmBev Board based in Brazil. Mr. Brito joined AmBev in 1989, where he held various positions in finance, operations, and sales, before being appointed CEO in January 2004. Mr. Edmond is the current Sales Officer of the Company. He joined the company in 1990 in the first group of trainees and held a number of positions in the distribution, commercial and operations areas. The two Co-Chief Executive Officers will also be members of the InBev Executive Board of Management led by John Brock.

Luis Felipe Dutra Leite will assume the position of Chief Financial Officer of InBev. Mr. Dutra joined the company in 1990, in its finance department, and was appointed to his current position as Chief Financial Officer of AmBev in 2000. Mr. Dutra will be replaced by João Castro Neves, currently AmBev’s Non-Alcoholic Beverages Officer. Mr. Castro Neves joined the company in 1996, where he held a number of positions in the finance department, including head of mergers and acquisitions.

Cláudio Garcia has been appointed Chief IT and Services Officer of InBev. Mr. Garcia joined AmBev as a trainee in 1991 and held various positions in finance and operations before being appointed to his current positions as IT and Shared Services Officer of AmBev in 2002.

All announced changes in management will be effective from January 1, 2005. The company expects to announce successors to the positions opened as a result of management changes in due course.

Business Update - Operating and Financial Highlights

AmBev reported first half results on August 11, 2004. The Company delivered a strong EBITDA growth of 33%, reflecting improvements in all its operations. Consolidated EBITDA margin reached 35,8%, 390 basis points higher than in the first half of 2003, and the Company remains on track with its commitment to profitably recover market share in its core beer operation in Brazil.

São Paulo, August 30, 2004

Luis Felipe P. Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.